November  , 1996


Dear Senior Preferred Shareholder,

First Lehigh Corporation is offering additional shares of Senior Preferred Stock in exchange for your agreement to waive and relinquish your right to receive and be paid the accumulated cash dividends on your currently owned Senior Preferred shares for the periods ending December 31, 1994 and December 31, 1995, pursuant to the enclosed PROSPECTUS.

Enclosed is a SUBSCRIPTION AND WAIVER AGREEMENT and the PROSPECTUS which contain information concerning this offer and subcription instructions. You are urged to read this material carefully.

To take advantage of this offer, please be sure to return the signed SUBSCRIPTION AND WAIVER AGREEMENT and your Senior Preferred Stock Certificate(s) not later than 5:00 p.m. December 20, 1996.

Should you have any questions or require additional information please feel free to contact us. We appreciate your patience while arrangements were finalized concerning this offering and thank you for your continued support.

Sincerely,


James L. Leuthe
Chairman

JLL/pa
Enclosures